

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

June 13, 2008

VIA U.S. MAIL and FACSIMILE: (712) 864-3154

Ms. Carrie L. Majeski
President, Chief Executive Officer (principal executive and financial officer)
5556 Highway 9
Armstrong, IA 50514

RE: Art's-Way Manufacturing Co., Inc
Form 10-KSB for the fiscal year ended November 30, 2007
Filed February 20, 2008

Dear Ms. Majeski:

We have reviewed your response dated May 29, 2008 and related filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB filed on February 20, 2008

Note 1, Summary of Significant Accounting Policies, page 28
(i) Revenue Recognition

1.   We reference your response to comment #4 in your response letter dated May 29, 2008. With respect to bill and hold arrangements, in future filings please expand your policy statement to make explicit disclosure about your consideration of each of the individual criteria set forth under SAB Topic 13.A.3.a "Bill and hold arrangements." Please show us what you plan to disclose. Please address both the seven primary matters and the five matters enumerated in the guidance.

* * * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

                                                Sincerely,

                                                Gary Todd
                                                Reviewing Accountant